Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES COOPERATION

REGARDING REGULATORY INVESTIGATION

September 19, 2014, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today announced that the CADE (Conselho Administrativo de Defesa Economica), Brazil’s competition authority, has attended at the offices of a subsidiary in Brazil, in connection with an ongoing antitrust investigation.

Magna’s policy is to comply with all applicable laws, including antitrust and competition laws, and we intend to cooperate with CADE in this investigation.

Contact

For further information, please contact Louis Tonelli, Vice President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 317 manufacturing operations and 83 product development, engineering and sales centres in 29 countries.  We have over 130,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation.  We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: risks of conducting business in foreign markets, legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations;and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.